SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Morton’s Restaurant Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

619430101

(CUSIP Number)

Robert Goldstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, address and telephone number of person authorized to receive notices and communications)

December 15, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 17 Pages)

CUSIP NO. 619430101	Page 2 of 17 Pages

(1)	NAME OF REPORTING PERSONS Castle Harlan Partners III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,688,664 (See Item 5(a) and 5(b))
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,688,664 (See Item 5(a) and 5(b))
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,688,664 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%
(14)	TYPE OF REPORTING PERSON * PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 3 of 17 Pages

(1)	NAME OF REPORTING PERSONS Castle Harlan Offshore Partners III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 76,864 (See Item 5(a) and 5(b))
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 76,864 (See Item 5(a) and 5(b))
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,864 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
(14)	TYPE OF REPORTING PERSON * PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 4 of 17 Pages

(1)	NAME OF REPORTING PERSONS Castle Harlan Affiliates III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 78,361 (See Item 5(a) and 5(b))
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 78,361 (See Item 5(a) and 5(b))
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,361 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
(14)	TYPE OF REPORTING PERSON * PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 5 of 17 Pages

(1)	NAME OF REPORTING PERSONS Branford Castle Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 31,045 (See Item 5(a) and 5(b))
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 31,045 (See Item 5(a) and 5(b))
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,045 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
(14)	TYPE OF REPORTING PERSON * CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 6 of 17 Pages

(1)	NAME OF REPORTING PERSONS Frogmore Forum Family Fund, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 17,846 (See Item 5(a) and 5(b))
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 17,846 (See Item 5(a) and 5(b))
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,846 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
(14)	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 7 of 17 Pages

(1)	NAME OF REPORTING PERSONS Castle Harlan Associates III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,843,889 (See Item 5(a) and 5(b))
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,843,889 (See Item 5(a) and 5(b))
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,843,889 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
(14)	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 8 of 17 Pages

(1)	NAME OF REPORTING PERSONS Castle Harlan Partners III, G.P., Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,843,889 (See Item 5(a) and 5(b))
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,843,889 (See Item 5(a) and 5(b))
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,843,889 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
(14)	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 9 of 17 Pages

(1)	NAME OF REPORTING PERSONS Castle Harlan, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,843,889 (See Item 5(a) and 5(b))
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,843,889 (See Item 5(a) and 5(b))
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,843,889 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
(14)	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 10 of 17 Pages

(1)	NAME OF REPORTING PERSONS Branford Chain, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 259,100 (See Item 5(a) and 5(b))
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 259,100 (See Item 5(a) and 5(b))
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,100 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
(14)	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 11 of 17 Pages

(1)	NAME OF REPORTING PERSONS John K. Castle
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,151,880 (See Item 5(a) and 5(b))
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,151,880 (See Item 5(a) and 5(b))
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,151,880 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
(14)	TYPE OF REPORTING PERSON * IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 12 of 17 Pages

This Amendment No. 2 (“Amendment No. 2”) hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2006 as amended by Amendment No. 1 filed November 24, 2008 (as so amended, the “Schedule 13D”) relating to shares (“Shares”) of the common stock, par value $0.01 (“Common Stock”), of Morton’s Restaurant Group, Inc. (the “Issuer”).

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

Branford Chain paid an aggregate purchase price of $485,516.62 for the Shares it acquired in 2008. Shares beneficially owned by Branford Chain were acquired with working capital of Branford Chain. No additional Shares have been acquired by the Reporting Persons since 2008.

CUSIP NO. 619430101	Page 13 of 17 Pages

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On December 15, 2011, Fertitta Morton’s Restaurants, Inc. (“Parent”), Fertitta Morton’s Acquisition, Inc., a wholly-owned subsidiary of Parent (“Purchaser”), Claim Jumper Acquisition Company, LLC, Fertitta Entertainment, Inc. and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, that (i) Purchaser will commence a tender offer to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share (“Common Stock”) at a purchase price of $6.90 per share, net to seller in cash without interest thereon and less any required withholding tax (such tender offer, the “Offer” and such purchase price, the “Offer Price”) and (ii) following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”). A copy of the Merger Agreement has been filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on December 19, 2011.

In connection with the Merger Agreement, on December 15, 2011, Parent, Purchaser and Castle Harlan Partners III, L.P. (the “Supporting Stockholder”) entered into the Stockholder Support Agreement (the “Support Agreement”) relating to the Common Stock beneficially owned by the Supporting Stockholder (the “Existing Shares”, and, together with any shares of Company Common Stock acquired after the date hereof, whether upon the exercise of warrants, options, conversion of convertible securities or otherwise, the “Covered Shares”). The following description of certain provisions of the Support Agreement is qualified by reference to the full text of the Support Agreement, which is filed as an exhibit to this Amendment.

Pursuant to the Support Agreement, the Supporting Stockholder agreed, among other things, (i) to tender its Covered Shares into the Offer; and (ii) to grant to Parent until the earlier of the time when the Merger becomes effective or the termination of the Merger Agreement a limited irrevocable proxy to vote the Covered Shares on certain matters in connection with, and in favor of, the Merger, if applicable, and the Merger Agreement.

The Supporting Stockholder also agreed that it would not, and would not permit or authorize any of its representatives or affiliates, directly or indirectly, to initiate, solicit or knowingly facilitate (including by way of furnishing non-public information) the making of any proposal or offer that constitutes, or is reasonably expected to lead to, an alternative proposal.

The Supporting Stockholder further agreed that, except for certain permitted transfers, it would not until the expiration of the Support Agreement, directly or indirectly, sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Existing Shares, or any Covered Shares acquired after the date of the Support Agreement, or any interest in any of the foregoing.

The Support Agreement will terminate upon the earliest of (i) such date and time as the Offer shall be consummated or the Merger shall become effective with respect to all of the Covered Shares, (ii) such date and time as Purchaser (or Parent on behalf of Purchaser) shall terminate the Offer on the terms and conditions set forth in the offer documents, (iii) such date and time as the Board of Directors of the Company shall for any reason change or modify its recommendation to the stockholders with respect to the Offer, (iv) such date and time as the Merger Agreement is terminated in accordance with its terms and (v) upon written notice by the Supporting Stockholder to Parent and Purchaser from and after the effectiveness of any amendment, waiver or modification to the terms of the Merger Agreement that changes the form of, or decreases the amount of, the Offer Price from what is set forth in the Merger Agreement as in effect as of the date of the Support Agreement.

CUSIP NO. 619430101	Page 14 of 17 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based upon 16,901,266 Shares, which reflects Shares of Common Stock issued and outstanding as reported by the Issuer to the Reporting Persons.

(i) CHP III owns directly 4,688,664 Shares, constituting approximately 27.7% of Shares outstanding. CHP III disclaims beneficial ownership of Shares other than those owned directly by it.

(ii) CH Offshore owns directly 76,864 Shares, constituting approximately 0.5% of Shares outstanding.

(iii) CH Affiliates owns directly 78,361 Shares, constituting approximately 0.5% of Shares outstanding.

(iv) Branford owns directly 31,045 Shares, constituting approximately 0.2% of Shares outstanding.

(v) Frogmore owns directly 17,846 Shares, constituting approximately 0.1% of Shares outstanding.

(vi) CH Associates owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CH Associates may be deemed to beneficially own 4,843,889 Shares, constituting approximately 28.7% of Shares outstanding, of which 4,688,664 Shares are owned directly by CHP III, 76,864 Shares are owned directly by CH Offshore and 78,361 Shares are owned directly by CH Affiliates. CH Associates disclaims beneficial ownership of Shares, except as to Shares representing the CH Associates’ pro rata interest in, and interest in the profits of, CHP III, CH Offshore and CH Affiliates.

(vii) CHP GP owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CHP GP may be deemed to beneficially own 4,843,889 Shares, constituting approximately 28.7% of Shares outstanding, of which 4,688,664 Shares are owned directly by CHP III, 76,864 Shares are owned directly by CH Offshore and 78,361 Shares are owned directly by CH Affiliates. CH Associates disclaims beneficial ownership of Shares, except as to Shares representing CH Associates’ pro rata interest in, and interest in the profits of, CHP III, CH Offshore and CH Affiliates.

CUSIP NO. 619430101	Page 15 of 17 Pages

(viii) CHI owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CHI may be deemed to beneficially own 4,843,889 Shares, constituting approximately 28.7% of Shares outstanding, of which 4,688,664 Shares are owned directly by CHP III, 76,864 Shares are owned directly by CH Offshore and 78,361 Shares are owned directly by CH Affiliates. CHI disclaims beneficial ownership of Shares owned by affiliated entities.

(ix) Branford Chain owns directly 259,100 Shares, constituting approximately 1.5% of Shares outstanding.

(x) John K. Castle owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, Mr. Castle may be deemed to own beneficially 5,151,880 Shares constituting approximately 30.5% of Shares outstanding, of which 4,688,664 Shares are owned directly by CHP III, 76,864 Shares are owned directly by CH Offshore, 78,361 Shares are owned directly by CH Affiliates, 31,045 Shares are owned directly by Branford, 17,846 Shares are owned directly by Frogmore, and 259,100 Shares are owned directly by Branford Chain. Mr. Castle disclaims beneficial ownership of all such Shares, except as to Shares representing his pro rata interest in, and interest in the profits of, CHI, CHP III, CH Offshore, CH Affiliates, Frogmore, Branford and Branford Chain.

CUSIP NO. 619430101	Page 16 of 17 Pages

Item 6.	Contracts, Arrangements, Understandings or

Item 6 of the Schedule 13D is hereby amended to include the following:

On December 15, 2011, the Supporting Stockholder entered into the Support Agreement. Reference is made to Item 4 for a description of certain terms of the Support Agreement.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 2	Support Agreement, dated December 15, 2011.

CUSIP NO. 619430101	Page 17 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 19, 2011

CASTLE HARLAN PARTNERS III, L.P.
By:	Castle Harlan Inc., its investment manager

	By:	/s/ David B. Pittaway, S.M.D.

CASTLE HARLAN ASSOCIATES III, L.P.,
By:	Castle Harlan Partners III, G.P., Inc.,
its general partner

	By:	/s/ David B. Pittaway, Secy.

CASTLE HARLAN PARTNERS III, G.P., INC.

	By:	/s/ David B. Pittaway, Secy.

CASTLE HARLAN, INC.

	By:	/s/ David B. Pittaway, S.M.D.

BRANFORD CASTLE HOLDINGS, INC.

	By:	/s/ John K. Castle

CASTLE HARLAN OFFSHORE PARTNERS III, LP
By:	Castle Harlan Inc., its investment manager

	By:	/s/ David B. Pittaway, S.M.D.

CASTLE HARLAN AFFILIATES III, L.P.,
By:	Castle Harlan Inc., its investment manager

	By:	/s / David B. Pittaway, S.M.D.

FROGMORE FORUM FAMILY FUND, LLC

	By:	/s/ John K. Castle

BRANFORD CHAIN, INC.

	By:	/s/ David B. Pittaway, Vice Chairman

/s/ John K. Castle
JOHN K. CASTLE

Exhibit 2

EXECUTION VERSION

STOCKHOLDER SUPPORT AGREEMENT

This STOCKHOLDER SUPPORT AGREEMENT, dated as of December 15, 2011 (this “Agreement”), among (i) Fertitta Morton’s Restaurants, Inc., a Delaware corporation (the “Parent”), (ii) Fertitta Morton’s Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the “Purchaser”), and (iii) Castle Harlan Partners III, L.P., a Delaware limited partnership, solely in its capacity as a stockholder of Morton’s Restaurant Group, Inc. (the “Stockholder”).

Recitals

A. In accordance with that certain Agreement and Plan of Merger, dated December 15, 2011 (as may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among the Parent, the Purchaser, Morton’s Restaurant Group, Inc., a Delaware corporation (the “Company”), Claim Jumper Acquisition Company, LLC and Fertitta Entertainment, Inc., the Parent shall cause the Purchaser to make a tender offer (as it may be amended from time to time as permitted under the Merger Agreement, the “Offer”) to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), at the Offer Price upon the terms and subject to the conditions to be set forth in the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (together with the Offer to Purchase and all other documents delivered to the stockholders of the Company by the Parent, the Purchaser or their respective representatives, the “Offer Documents”) that shall contain a purchase price per share of Company Common Stock of not less than $6.90, (the “Offer Price”).

B. As of the date hereof, the Stockholder is the record holder or beneficial owner of the number of shares of Company Common Stock set forth on the signature page hereof beneath the Stockholder’s name (the “Existing Shares” and, together with any shares of Company Common Stock acquired after the date hereof, whether upon the exercise of warrants, options, conversion of convertible securities or otherwise, the “Covered Shares”). In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, merger, exchange of shares or the like, or the acquisition of additional shares of Company Common Stock or other securities or rights of the Company by the Stockholder, the term “Covered Shares” shall be deemed to refer to and include the Covered Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Covered Shares may be changed or exchanged and such additional Covered Shares as may be acquired.

C. The Stockholder, the Parent and the Purchaser desire to set forth their agreement with respect to the Covered Shares in connection with the Offer upon the terms and subject to the conditions set forth herein.

D. Capitalized terms used in this Agreement and not defined have the meaning given to such terms in the Merger Agreement.

Agreement

To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

1. Tender Offer; Agreement to Tender.

(a) Pursuant to and on the terms and conditions set forth in the Merger Agreement, the Purchaser shall (and the Parent shall cause the Purchaser to) commence, within the meaning of Section 14(e) under the Securities Exchange Act of 1934, as amended, and, as applicable, the rules and regulations promulgated thereunder (the “Exchange Act”) and any other applicable laws, the Offer to purchase all the outstanding shares of the Company Common Stock. The Purchaser shall (and the Parent shall cause the Purchaser to), subject to the terms and conditions set forth in the Merger Agreement, accept for payment and pay for all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable after the expiration of the Offer.

(b) The Stockholder, solely in its capacity as a stockholder of the Company, hereby agrees that it shall tender its Covered Shares into the Offer and that it shall not withdraw any Covered Shares so tendered (it being understood that the obligation contained in this sentence is unconditional), except as otherwise set forth herein.

2. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Parent and the Purchaser as of the date hereof in respect of itself as follows:

(a) Authorization; Validity of Agreement; Necessary Action. The Stockholder has full power and authority to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of the Parent and the Purchaser, constitutes a valid and binding obligation of the Stockholder, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Consents and Approvals; No Violations. Neither the execution, delivery or performance of this Agreement by the Stockholder nor the consummation by it of the transactions contemplated hereby nor compliance by it with any of the provisions hereof shall (i) except for disclosure filings under the Exchange Act, require any filing with, or permit, authorization, consent or approval of, any applicable governmental entity (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not materially impair the ability of the Stockholder to consummate the transactions

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contemplated hereby), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which the Stockholder is a party or by which it or any of its properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its properties or assets, except, in the case of clauses (ii) and (iii), for violations, breaches or defaults, or rights of termination, amendment, cancellation or acceleration, which would not materially impair the ability of the Stockholder to consummate the transactions contemplated hereby.

(c) Shares. The Existing Shares are, and the Covered Shares at the Effective Time shall be, owned beneficially or of record by the Stockholder. The Existing Shares constitute all of the Company Common Stock owned of record or beneficially by the Stockholder. All of the Existing Shares are issued and outstanding. The Stockholder has sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 1 hereof, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares, and shall have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 1, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Covered Shares at the Effective Time, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(d) No Finder’s Fees. The Stockholder has not incurred, and will not incur on behalf of the Stockholder, any brokerage, finders’, advisory or similar fee in connection with the Offer or the transactions contemplated by this Agreement.

(e) Stockholder Has Adequate Information. The Stockholder is a sophisticated seller with respect to the Covered Shares, has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Covered Shares and has independently and, without reliance upon either the Purchaser or the Parent and based on such information as the Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that neither the Purchaser nor the Parent has made and neither makes any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Stockholder acknowledges that the agreements contained herein with respect to the Covered Shares held by the Stockholder are irrevocable (until the earlier of the Effective Time or the termination of this Agreement according to its terms).

(f) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 2, neither the Stockholder nor any Person on behalf of the Stockholder makes any express or implied representation or warranty with respect to the Company or any subsidiary of the Company or with respect to any other information provided to the Parent, the Purchaser or any of their respective representatives previously or in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof.

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3. Representations and Warranties of the Parent and the Purchaser. The Parent and the Purchaser hereby represent and warrant to the Stockholder as of the date hereof as follows:

(a) Organization. Each of the Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(b) Corporate Authorization; Validity of Agreement; Necessary Action. Each of the Parent and the Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including, without limitation, the Offer. The execution, delivery and performance by the Parent and the Purchaser of this Agreement and the consummation by the Parent and the Purchaser of the transactions contemplated hereby have been duly and validly authorized by their respective boards of directors, and no other corporate action or proceedings on the part of the Parent or the Purchaser are necessary to authorize the execution and delivery by the Parent or the Purchaser of this Agreement, and the consummation by the Parent or the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Parent and the Purchaser, and, assuming this Agreement constitutes a valid and binding obligation of the Stockholder, constitutes valid and binding obligations of the Parent and the Purchaser, enforceable against them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c) Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under applicable law, neither the execution, delivery or performance of this Agreement by the Parent or the Purchaser nor the consummation by the Parent or the Purchaser of the transactions contemplated hereby nor compliance by the Parent or the Purchaser with any of the provisions hereof shall (i) conflict with or result in any breach of any provision of the certificates of incorporation or governing documents of the Parent or the Purchaser, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not materially impair the ability of the Parent or the Purchaser to consummate the transactions contemplated hereby), or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Parent, the Purchaser or any of their properties or assets, except in the case of clause (iii) for violations, breaches or defaults, or rights of termination, amendment, cancellation or acceleration, which would not materially impair the ability of the Parent or the Purchaser to consummate the transactions contemplated hereby.

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4. Further Agreements of the Stockholder.

(a) Lock-Up. The Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Existing Shares, or any Covered Shares acquired after the date hereof, or any interest in any of the foregoing, except (x) to the Parent, the Purchaser or their respective Affiliates or (y) to an Affiliate of the Stockholder provided that such Affiliate agrees to be bound by the terms and conditions hereof; (ii) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to any Covered Shares, or any interest in any of the foregoing, except to the Parent or the Purchaser or as otherwise provided herein; or (iii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or impair the ability of the Stockholder to perform its obligations under this Agreement.

(b) No Solicitations.

(i) Between the date hereof and the earlier of the Effective Time or the termination of the Merger Agreement according to its terms, the Stockholder agrees neither the Stockholder nor any of the Stockholder’s officers or directors shall, and the Stockholder shall not, and shall not authorize or permit, any Representative or Affiliate of the Stockholder or those of its subsidiaries to, directly or indirectly, take any action that the Company is prohibited from taking pursuant to Section 6.2 of the Merger Agreement.

(ii) Notwithstanding anything to the contrary in Section 4(b)(i), at any time the Company is permitted to take the actions set forth in Section 6.2(b) of the Merger Agreement with respect to an Alternative Proposal, the Stockholder and its Affiliates and Representatives shall be free to participate in any discussions or negotiations regarding such Alternative Proposal with the Person making such Takeover Proposal.

(iii) For the purposes of this Section 4, the Company shall be deemed not to be an Affiliate of the Stockholder, and any officer, director, employee, agent, advisor and other representatives (including any investment banker, financial advisor, attorney or accountant) of the Company or those of its subsidiaries (in each case, in their capacities as such) shall be deemed not to be a Representative of the Stockholder.

(c) Grant of Proxy; Voting Agreement.

(i) The Stockholder has revoked or terminated any and all proxies, voting agreements or similar arrangements previously given or entered into with respect to the Covered Shares and hereby grants the Parent until the earlier of the Effective Time or the termination of the Merger Agreement according to its terms a limited irrevocable proxy to vote the Covered Shares as to which the Stockholder has voting power for the Stockholder and in the Stockholder’s name, place and stead, at any annual or special meeting of the stockholders of the Company, as applicable, or at any adjournment thereof, whether before or after

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the Acceptance Time, solely (i) for the adoption of the Merger Agreement and the approval of the Merger, including each other action, agreement and transaction in furtherance of the Offer, the Merger Agreement, the Merger and this Agreement, to the extent contemplated thereby and hereby, (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Offer or the Merger and the transactions contemplated by the Merger Agreement, (iii) except as otherwise agreed to in writing in advance by the Purchaser, against any other action, proposal, transaction or agreement that would compete with or interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Offer or the Merger and (iv) as directed by the Parent or the Purchaser with respect to any Alternative Proposal. The proxy granted by the Stockholder pursuant to this Section 4(c) is coupled with an interest and is irrevocable and is granted in consideration of the Purchaser entering into this Agreement and incurring certain related fees and expenses. Notwithstanding the foregoing, the proxy granted by this Section 4(c) shall be revoked upon the termination of the Merger Agreement. Such irrevocable proxy is executed and intended to be irrevocable in accordance with Section 212 of the DGCL. Except as expressly set forth herein, the Parent acknowledges (i) that the proxy granted hereby shall not be effective for any other purpose, and (ii) such proxy shall not limit the rights of the Stockholder to vote or exercise its rights to consent in favor of or against, or abstain with respect to, any matter presented to the Company’s stockholders that is not subject to the limited irrevocable proxy granted to the Parent in respect of the Covered Shares pursuant to the first sentence of this Section 4(c). The proxy granted hereunder shall be automatically revoked upon termination of this Agreement in accordance with its terms. The parties acknowledge and agree that neither the Parent, nor the Parent’s successors, assigns, subsidiaries, divisions, employees, officers, directors, stockholders, agents and Affiliates shall owe any duty to, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of action, costs, expenses (including reasonable attorney’s fees) and compensation of any kind or nature whatsoever to the Stockholder in connection with or as a result of any voting by the Parent of the Covered Shares subject to the irrevocable proxy hereby granted to the Parent at any annual or special meeting of the stockholders of the Company for the purpose set forth herein.

(ii) This irrevocable proxy shall not be terminated by any act of the Stockholder or by operation of law (including, without limiting the foregoing, by the dissolution or liquidation of any corporation or partnership). If between the execution hereof and the termination of the Merger Agreement in accordance with its terms, if any corporation or partnership holding the Covered Shares should be dissolved or liquidated, or if any other such similar event or events shall occur before such termination, certificates representing the Covered Shares shall be delivered by or on behalf of the Stockholder in accordance with the terms and conditions of the Merger Agreement and this Agreement, and actions taken by the Parent hereunder shall be as valid as if such dissolution, liquidation or other similar event or events had not occurred, regardless of whether or not the Parent has received notice of such dissolution, liquidation or other event.

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(d) Waiver of Appraisal and Dissenter’s Rights and Actions. The Stockholder hereby (i) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that the Stockholder may have and (ii) agrees not to commence any class action with respect to any claim, derivative or otherwise, against the Parent, the Purchaser, the Company or any of their respective successors challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or the consummation of the Offer or the Merger.

(e) No Transfer of Interest. Except as permitted in Section 4(a), the Stockholder agrees with, and covenants to, the Parent that the Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Stockholder’s Covered Shares, unless such transfer is made in compliance with this Agreement.

(f) Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder’s Covered Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Covered Shares shall pass, whether by operation of law or otherwise, including without limitation the Stockholder’s successors or assigns.

(g) Public Announcement. The Stockholder will consult with the Parent before issuing, and provide the Parent with the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement and the Offer, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, SEC rule or regulation, court process or by obligations pursuant to any listing agreement with any national securities exchange.

(h) Action by Stockholder Capacity Only; Relationship Among Stockholders. Each of the Parent and the Purchaser acknowledges that the Stockholder has entered into this Agreement solely in its capacity as the record and/or beneficial owner of the Covered Shares (and not in any other capacity, including without limitation, any capacity as a director or officer of the Company). To the extent that the Stockholder’s Affiliate or designee is an officer or director of the Company, nothing herein shall limit or affect any actions taken by any such officer or director in their capacities as such, or require the Stockholder or its Affiliate or designee to take any action, in each case, in his capacity as a director or officer of the Company, including, without limitation, to disclose information acquired solely in its or his capacity as a director or officer of the Company, and any actions taken (whatsoever), or failure to take any actions (whatsoever), by it or him in such capacity as a director or officer of the Company shall not be deemed to constitute a breach of this Agreement.

5. Voidability. The parties acknowledge that the Company has taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Merger, the Parent, the Purchaser and the acquisition of Company Common Stock pursuant to the Offer.

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6. Further Assurances. From time to time prior to the Effective Time, at any other party’s reasonable request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

7. Termination. This Agreement shall automatically terminate, and no party shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further effect, without any further action required on the part of the Stockholder, the Parent or the Purchaser upon the earliest to occur of (i) such date and time as the Offer shall be consummated or the Merger shall become effective with respect to all of the Covered Shares, (ii) such date and time as the Purchaser (or the Parent on behalf of the Purchaser) shall terminate the Offer on the terms and conditions set forth in the Offer Documents, (iii) such date and time as the Board of Directors of the Company shall for any reason change or modify its recommendation to the stockholders with respect to the Offer, (iv) such date and time as the Merger Agreement is terminated in accordance with its terms and (v) upon written notice by the Stockholder to the Parent and the Purchaser from and after the effectiveness of any amendment, waiver or modification to the terms of the Merger Agreement that changes the form of, or decreases the amount of, the Offer Price from what is set forth in the Merger Agreement as in effect as of the date hereof. Nothing in this Section 7 shall relieve any party of liability for breach of this Agreement prior to such termination in accordance with this Section 7.

8. Costs and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

9. Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects only by written agreement of all of the parties hereto.

10. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile or e-mail, at the facsimile telephone number or e-mail address specified in this Section 10, prior to 5:00 p.m., New York City time, on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile or e-mail at the facsimile telephone number or e-mail address specified in this Section 10 (x) at or after 5:00 p.m., New York City time, on a Business Day or (y) on a day that is not a Business Day, (iii) when received, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required or permitted to be given. The address for such notices and communications (unless changed by the applicable party by like notice) shall be as follows:

If to the Parent or the Purchaser:

Steven L. Scheinthal

1510 West Loop South

8

Houston, TX 77027

Facsimile No: (713) 386-7070

E-mail: sscheinthal@ldry.com

with a copy (which shall not constitute notice) to:

Arthur S. Berner and Bill Nelson

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, Texas 77010

Facsimile No: (713) 236-5652

E-mail: Arthur.Berner@haynesboone.com

If to the Stockholder, to:

David Pittaway

Castle Harlan Partners III, L.P.

c/o Castle Harlan, Inc.

150 East 58th Street, 38th Floor

New York, New York 10155

Facsimile No: (212) 207-8042

E-mail: DPittaway@castleharlan.com

11. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as feminine and neutral genders of such terms.

12. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

13. Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

14. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal

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or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

15. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

16. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware that apply to agreements made and performed entirely within the State of Delaware, without regard to the conflicts of laws provisions thereof or of any other jurisdiction.

17. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the Parent may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of the Parent; provided, however, that no such assignment shall relieve the Parent from any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

18. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each of the parties hereto (i) agrees that it shall not oppose the granting of such relief; (ii) hereby irrevocably waives any requirement for the security or posting of any bond in connection with such relief (it is understood that clause (i) of this sentence is not intended to, and shall not, preclude any party hereto from litigating on the merits the substantive claim to which such remedy relates); and (iii) the prevailing party shall be entitled to reimbursement of all costs and expenses including without limitation, all attorney’s fees. Each of the parties hereto irrevocably agrees that any legal action, suit or proceeding arising out of or relating to this Agreement or any of the Transactions shall be brought and determined in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over the matter is vested in the federal courts, in any federal court located in the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such action, suit or proceeding, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of

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judgment or otherwise) and (iii) that (x) such action, suit or proceeding in any such court is brought in an inconvenient forum, (y) the venue of such action, suit or proceeding is improper and (z) this Agreement, the Transactions or the subject matter hereof or thereof, may not be enforced in or by such courts. Each party agrees that the prevailing party shall be entitled to reimbursement of all costs and expenses including without limitation, all attorney’s fees, in connection with any legal action, suit or proceeding arising out of or relating to a willful breach of this Agreement on the part of the other party.

19. Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF ANY SUCH LEGAL ACTION, SUIT OR PROCEEDING, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 19.

20. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Company’s Board of Directors has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company’s certificate of incorporation, the possible acquisition of the Covered Shares by the Parent and the Purchaser pursuant to the Merger Agreement and (ii) this Agreement is executed by all parties hereto.

21. Nonsurvival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 21 shall not limit any covenant or agreement of the parties hereto that contemplates performance after the Effective Time.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parent, the Purchaser and the Stockholder have caused this Agreement to be signed by their respective officers or other authorized person thereunto duly authorized as of the date first written above.

FERTITTA MORTON’S RESTAURANTS, INC.

By:	/s/ Steven L. Scheinthal
Name: Steven L. Scheinthal
Title: Vice President and Secretary

FERTITTA MORTON’S ACQUISITION, INC.

By:	/s/ Steven L. Scheinthal
Name: Steven L. Scheinthal
Date: Vice President and Secretary

Signature Page to Stockholder Support Agreement

STOCKHOLDER:

CASTLE HARLAN PARTNERS III, L.P., a Delaware limited partnership

By:	Castle Harlan, Inc., its Investment Adviser

By:	/s/ David Pittaway
Name:	David Pittaway
Title:	Senior Managing Director
Number of Existing Shares: 4,688,664

Signature Page to Stockholder Support Agreement